EUDA HEALTH HOLDINGS LIMITED

1 Pemimpin Drive #12-06

One Pemimpin

Singapore 576151

October 31, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie

Re:	EUDA HEALTH Holdings Ltd.
Registration Statement on Form F-3
File No. 333-282723

Dear Ms. Richie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant, EUDA Health Holdings Limited hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, November 4, 2024, or as soon as practicable thereafter.

Very truly yours,

EUDA Health Holdings Limited

By:	/s/ Kelvin Chen
Name:	Kelvin Chen
Title:	Chief Executive Officer